UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


02003103

SEC FILE NUMBER
8 - 28537

RECEIVED FEB 28 2002 340 WASH, D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

HOCHSTIN & COMPANY, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 BROADWAY
(No. And Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANE HARTMAN (203) 454-2210
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, KEITH HOCHSTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOCHSTIN & COMPANY, INC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

RALPH COSTELLO, JR.
Notary Public, State of New York
No. 30-5831730
Qualified in Nassau County
Commission Expires March 30, 2002

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*


RECEIVED
FEB 28 2002
340
SECTION

HOCHSTIN & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Hochstin & Company, Inc.:

We have audited the accompanying statement of financial condition of Hochstin & Company, Inc. (the "Company")as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Hochstin & Company, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 12, 2002

HOCHSTIN & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash in Banks	$ 691,313
Due from Brokers	3,730,875
Floor Brokerage Receivable	362,606
Securities Owned, at Market Value	31,836
Employee Loans	50,874
Miscellaneous Investments	17,680
Memberships in Exchanges:	
Owned, at Cost	1,020,307
Notes Receivable	187,900
Other Assets	14,289
TOTAL ASSETS	$ 6,107,680

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Due to Brokers	$ 2,920,680
Accrued Expenses and Taxes Payable	531,377
Loan Payable	263,312
Liability Subordinated to Claims of General Creditors	1,950,000
Total Liabilities	5,665,369
Shareholder's Equity:	
Common Stock, $1 par value, 20,000 authorized 7,000 shares outstanding	7,000
Additional Paid-In Capital	293,580
Retained Earnings	960,026
Less: Treasury Stock	(818,295)
Total Shareholder's Equity	442,311
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 6,107,680

The accompanying notes are an integral part of this financial statement.

HOCHSTIN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GROUP CONCENTRATION OF RISK

Hochstin & Company, Inc. (the "Company") is registered as a broker with the Securities and Exchange Commission. In this capacity, it conducts business as a broker on the floor of the New York Stock Exchange. Execution of transactions for non-member organizations by means of a direct phone access system is also conducted by the Company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles.

The clearing and depository operations for the Company's transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2001, the receivable from brokers and dealers reflected on the statement of financial condition included $3,730,875 from this clearing broker which was substantially in cash.

Securities owned are valued at market value.

NOTE 2 - INCOME TAXES

The Company has a net operating loss carryforward for book purposes but will have a current tax liability for federal, state and city purposes due to the difference between income for generally accepted accounting purposes and income for tax accounting. All taxes have been accrued as of December 31, 2001.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $213,185 which exceeded their minimum requirement of $100,000 by $113,185.

NOTE 4 - SUBORDINATED LOAN

The Company has subordinated loans from its clearing broker in the amount of $1,950,000 bearing interest at various rates. As of December 31, 2001, these loans qualify as capital pursuant to Rule 15c3-1.